Exhibit 77(D)


       Effective August 21, 2008, the following investment policy changes took effect for Van Kampen Trust for Insured Municipals (the "Trust"):

	The Board of Trustees of the Trust has approved a policy change for the Trust to require the Trust to invest at least 80% of its net assets in municipal securities that are insured at the time of purchase by insurers whose claims-paying ability is rated A or better by at least one nationally recognized statistical rating organization. The changed policy reflects the current state of the marketplace and reflects that the claims-paying ability of many current insurers may not be upgraded again to AAA in the near future.